UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
And (d) and Amendments Thereto Filed Pursuant to § 240.13d-2
Under the Securities Exchange Act of 1934
(Amendment No.     )*
Home Diagnostics Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
437080104

(CUSIP Number)
December 31, 2006

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1 (b)
     ☐ Rule 13d-1 (c)
     ☒ Rule 13d-1 (d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Page 1 of 7 Pages)

CUSIP No.	437080104	Page	2	of	7

1	NAMES OF REPORTING PERSONS Estate of Robert Salem

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,535,389 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER

2,535,389 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,535,389 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Estate)

(Page 2 of 7 Pages)

CUSIP No.	437080104	Page	3	of	7

1	NAMES OF REPORTING PERSONS Judy Salem

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		44,015 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,535,389 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		44,015 shares of Common Stock

WITH:	8	SHARED DISPOSITIVE POWER

2,535,389 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,579,404 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(Page 3 of 7 Pages)

Item 1(a).	Name of Issuer:

Home Diagnostics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2400 NW 55th Court, Fort Lauderdale, FL 33309

Item 2(a).	Name of Person Filing:

Estate of Robert Salem (the “Estate”) and Judy Salem, Executrix of the Estate

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Estate: 15 Equestrian Ridge, Newtown, CT 06470

Judy Salem: 15 Equestrian Ridge, Newtown, CT 06470

Item 2(c).	Citizenship:

Estate: Connecticut

Judy Salem: United States

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

437080104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3 (a) (6) of the Exchange Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3 (a) (19) of the Exchange Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(Page 4 of 7 Pages)

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1) (ii) (F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b) (ii)(G);

(h)	☐ A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3 (c) (14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

N/A

Item 4.	Ownership.
(a)	Amount Beneficially Owned:

Estate: 2,535,389 shares of Common Stock

Judy Salem: 2,579,404 shares of Common Stock

This amount includes: (i) 44,015 shares of Common Stock owned directly and individually by Ms. Salem and (ii) 2,535,389 shares of Common Stock owned by directly by the Estate and indirectly by Ms. Salem, as the Executrix of the Estate

(b)	Percent of Class:

Estate: 14.4%

This percentage is based upon 17,603,384 shares of Common Stock issued and outstanding as of November 9, 2006, as set forth in the Form 10-Q of the Company for the quarterly period ended September 30, 2006, filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2006.

Judy Salem: 14.65%

This percentage is based upon 17,603,384 shares of Common Stock issued and outstanding as of November 9, 2006, as set forth in the Form 10-Q of the Company for the quarterly period ended September 30, 2006, filed with the Commission on November 14, 2006.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Estate: None

Judy Salem: 44,015 shares of Common Stock
(Page 5 of 7 Pages)

(ii) shared power to vote or direct the vote:

Estate: 2,535,389 shares of Common Stock owned directly by the Estate

Judy Salem: 2,535,389 shares of Common Stock owned directly by the Estate and indirectly by Ms. Salem

(iii) sole power to dispose or to direct the disposition of:

Estate: None

Judy Salem: 44,015 shares of Common Stock

(iv) shared power to dispose or to direct the disposition of:

Estate: 2,535,389 shares of Common Stock owned directly by the Estate

Judy Salem: 2,535,389 shares of Common Stock owned directly by the Estate and indirectly by Ms. Salem

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A
(Page 6 of 7 Pages)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2008	/s/ JUDY SALEM
	Name:	Judy Salem, Individually

Date: February 12, 2008	ESTATE OF ROBERT SALEM
	By:	/s/ JUDY SALEM
		Name:	Judy Salem
		Title:	Executrix

(Page 7 of 7 Pages)